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Tanzanian Gold announces end of Phase II Drilling and Start of Phase III Ultra-Deep Drilling; 50m @ 1.8 g/t Au including 5m @ 4.6 g/t Au, 7m @3.9 g/t Au and 1.0m @ 7.0 g/t Au Confirms Northeast Extension Still Open

FOR IMMEDIATE RELEASE

January 23, 2020

 TORONTO, January 23,  2020, (GLOBE NEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce final results from Phase II of its ongoing drill program at the Buckreef Project. The Company also announces the start of Phase III drilling that will test the extension to ultra-deep levels of mineralization found below the pit bottom in Phase II.

The results summarized below from Hole 26-2 confirm that the Northeast Extension is still open along strike. Phase II tested the mineralization below the open pit bottom of a pit defined by the Company’s Pre-Feasibility Study of the Buckreef Project. The last hole in Phase II has extended a wide and robust mineralized shear zone in the Northeast Extension by 300m along strike.

Notable intercepts from Hole 26-2 (BMRCD308) are:

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50.0m grading 1.8 g/t Au from 315m to 365m which includes;

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7.0m grading 3.9 g/t Au from 319m which includes:

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3.0m grading 5.3 g/t Au at 322m

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5.0m grading 4.6 g/t Au from360m which includes;

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1.0m grading 7.0 g/t Au at 362m

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

 “The drilling program of the past year (2019) has been the largest such program in the Company’s history” stated Mr. James E. Sinclair, Executive Chairman, who went on to say that “Phase I and Phase II have most likely increased our total gold endowment at Buckreef and have demonstrated that gold mineralization is still open along strike and down dip”.

“With our new Resource Model, we have been able to carefully plan Phase III drilling that has now started to test the down dip extension into the ultra-deep; and many of these holes will be over 1,000m long” concluded Mr. Sinclair.

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.   Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American  have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use  terms  which may not be consistent with the  definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Further, there can be no assurance that results produced to date will  reflect results in the future.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for the year ended August 31, 2019 for more information concerning these risks, uncertainties, and other factors.